SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                Date: May 13, 2003

                             Koninklijke Ahold N.V.
                 -----------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Royal Ahold
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 The Netherlands
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                         (Jurisdiction of organization)

       Albert Heijnweg 1, P.O. Box 3050, 1500 HB Zaandam, The Netherlands
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                    (Address of principal executive offices)

         Registrant's telephone number, international: + 31-75-659-9111
                                                       ----------------

                                     0-18898
                             ----------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                  ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                       No   X
                              ---                      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On May 13, 2003, Koninklijke Ahold N.V. (the "Company") issued a press release announcing that the Annual General Meeting of Shareholders of the Company extended the term for preparing the annual accounts and the management report for fiscal year 2002. In addition, the shareholders of the Company adopted the appointments of Dudley Eustace to the Corporate Executive Board and Jan Hommen to the Supervisory Board. A copy of the press release is attached hereto as Exhibit 1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statement on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01)  and  the  Company's  Registration  Statement  on  Form  S-8  (No.
333-10044,  No.  333-09774  and  No.  333-70636)  and  to  be  a  part  of  such prospectuses from the date of the filing thereof.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              KONINKLIJKE AHOLD N.V.


Date:    May 14, 2003                         By:  /s/ M.P.M de Raad
                                                  -----------------------------
                                              Name: M.P.M. de Raad
                                              Title:   Executive Vice President

                                LIST OF EXHIBITS



The following exhibits have been filed as part of this Form 6-K:


Exhibits  Description
--------  -----------

1.        Ahold   press  release,  dated May  13,  2003,   that the Ahold share-
          holders'  meeting  extends deadline  for completion of annual accounts
          2002